Date:                    Dec. 16, 1996

          Further Information:     John T. Fidler, 201-263-6479

          For Release:             Immediately

          Release Number:          96-031





                        GPU Pleased with Tender Offer Results



               Parsippany, N.J.,  Dec.  16, 1996  -  Pennsylvania  Electric

          Company announced that its  offer to purchase any and  all shares of its outstanding  preferred stock closed  at midnight, EST,  on

          Friday,  Dec. 13, 1996.   Terrance G. Howson,  GPU vice president

          and treasurer, said, "We're very pleased with the response to our tender offer."

               A  preliminary count from  ChaseMellon Shareholder Services,

          L.L.C., the Depositary  for the offer, indicated  that shares had been tendered in the following amounts:

               (i) Approximately 27,132 shares of Cumulative Preferred Stock, 4.40% Series B (stated value $100 per share), representing 47.8% of the outstanding shares of such series, including 220 shares tendered under the guaranteed delivery procedures;

               (ii) Approximately 47,686 shares of Cumulative Preferred Stock, 3.70% Series C (stated value $100 per share), representing 49.1% of the outstanding shares of such series, including 525 shares tendered under the guaranteed delivery procedures;

               (iii) Approximately 35,477 shares of Cumulative Preferred stock, 4.05% Series D (stated value $100 per share), representing 55.7% of the outstanding shares of such series, including 347 shares tendered under the guaranteed delivery procedures;





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               (iv)   Approximately  14,636 shares of  Cumulative Preferred
          stock, 4.70% Series E (stated value $100 per share), representing 50.9% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; and

               (v) Approximately 25,888 shares of Cumulative Preferred Stock, 4.50% Series F (stated value $100 per share), representing 60.2% of the outstanding shares of such series, including 876 shares tendered under the guaranteed delivery procedures;

               (vi) Approximately 48,823 shares of Cumulative Preferred Stock, 4.60% Series G (stated value $100 per share), representing 64.5% of the outstanding shares of such series, including 2,667 shares tendered under the guaranteed delivery procedures.

               The actual  number of  shares tendered  under  the Offer  to

          Purchase  will depend on the  final report of  the depositary and

          subsequent   confirmation   of    proper   delivery,    including

          confirmation   of  compliance   with   the  guaranteed   delivery

          procedures for shares tendered under such procedures.

               Penelec is a subsidiary of GPU, Inc.



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